Exhibit 12.1
Cowen Group, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings	(dollars in thousands)
Pre-tax income from continuing operations	$6,962	$(31,487)	$11,479	$57,836	$18,297
Less income or plus loss from equity investees	(21,290)	(14,431)	(3,419)	(49,053)	(16,100)
Plus: fixed charges	34,582	26,848	26,475	17,150	6,248
Plus: amortization of capitalized interest	—	—	—	—	—
Plus: distributed income of equity investees	26,218	29,270	45,860	20,292	19,475
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(23,791)	(6,882)	(15,246)	(15,564)	(13,193)
Total earnings	22,681	3,318	65,149	30,661	14,727
Amortization of discount	7,435	6,885	6,302	4,685	—
Interest expense on debt	10,448	9,703	9,703	4,772	—
Other interest expense	16,699	10,260	10,470	7,693	6,248
Fixed charges	$34,582	$26,848	$26,475	$17,150	$6,248
Ratio of earnings to fixed charges	0.66	0.12	2.46	1.79	2.36
Preferred dividends	$6,792	$6,792	$4,075	$—	$—
Ratio of earnings to preferred dividends	3.34	0.49	15.99	—	—
Fixed charges and preferred dividends	$41,374	$33,640	$30,550	$—	$—
Ratio of earnings to fixed charges and preferred dividends	0.55	0.10	2.13	—	—

Earnings were insufficient to cover fixed charges at a 1:1 ratio by $11.9 million and $23.5 million for the years ended December 31, 2017 and 2016, respectively.